                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30,      |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-KSB  [_] Form 20-F  [_] Form 11-K | response....2.50 |
                     [ ] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:      DECEMBER 31, 1997               | SEC FILE NUMBER  |
                      ------------------------------------  |    333-43899     |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |      |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

BRISTOL RETAIL SOLUTIONS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

5000 BIRCH STREET, SUITE 205
--------------------------------------------------------------------------------
City, State and Zip Code

NEWPORT BEACH, CALIFORNIA  92660
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


     The Company has not been able to compile the requisite financial data necessary to enable the Company to have sufficient time to complete the Company's financial statements and audit by March 31, 1998 which is the required filing date for the Company's annual report on Form 10-KSB, without unreasonable effort and expense.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael S. Shimada                      (714)          475-0800
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [ ] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
--------------------------------------------------------------------------------

                           BRISTOL RETAIL SOLUTIONS, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                          BRISTOL RETAIL SOLUTIONS, INC.

Date  March 31, 1998                      By  /s/ Michael S. Shimada
    ----------------------------------    --------------------------------------
                                          Michael S. Shimada
                                          Chief Financial Officer
                                          (Principal Accounting and Financial
                                             Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART IV - OTHER INFORMATION
---------------------------

Significant changes in results of operations occurred between 1996 and 1997 due to the following reasons:
     1. In 1996, the company began operations April 3, 1996. 1997 was the first full year.
     2.   During 1997, the company acquired four additional companies.
     3. The company announced results on March 20, 1998. Reference attached press release.

FOR RELEASE: 5:30 PM EST                          CONTACT:
                                                  Michael S. Shimada
                                                  Chief Financial Officer
                                                  Bristol Retail Solutions, Inc.
                                                  714-475-0800


                         BRISTOL RETAIL SOLUTIONS, INC.
                          REPORTS 1997 YEAR-END RESULTS

         NEWPORT BEACH, CA., March 20, 1998 - Bristol Retail Solutions, Inc. (BRTL:NASDAQ) today reported results for its fiscal year ended December 31, 1997.
         The company said it had a net loss of $4,968,607, equal to a loss of $.96 per basic and diluted share, on revenues of $21,088,487 for 1997. This compares with a net loss of $106,625, equal to a loss of $.03 per basic and diluted share, on revenues of $4,196,230 for 1996. Bristol was formed in April 1996 and had no operating results until July 1996.

         The company said the 1997 net loss included one-time write-offs of $2,585,578 equal to a loss of $.50 per basic and diluted share. The charges included a reduction of $1,871,471 in goodwill; reserves of $88,447 for closing of two facilities and related employee severance payments; provisions of $451,182 for excess and obsolete inventories; and $174,478 of accounts receivable reserves.

         The aggregate charges were below the previously announced, estimated restructuring and other year-end write-offs the company expected to record for 1997. The actual costs associated with the restructuring of a subsidiary was less than estimated.

         Richard H. Walker, Bristol President and Chief Executive Officer, said "Costs related to completing six acquisitions, the development of a corporate infrastructure and the poorer than expected performance from one of our subsidiaries were the principal factors for the 1997 loss." He added, "Though we are disappointed with 1997, we believe the company is better positioned for improved performance in 1998."

         Bristol Retail Solutions, Inc., headquartered in Newport Beach, California, provides local area network (LAN) products and services to retailers through an expanding network of point-of-sale (POS) systems dealers and value-added resellers.

         Statements contained in this press release which are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected or implied. Such potential risks and uncertainties include, but are not limited to, the company's limited operating history, certain risks related to the company's acquisition strategy, the need for additional financing to implement the company's acquisition strategy, intense competition and substantial fluctuations in future operating results. Additional factors which could affect the company's operating and financial results are described in the company's Registration Statement on Form SB-2 and the company's Annual Report on Form 10-KSB for the period from inception (April 3, 1996) to December 31, 1996, both of which are on file with the Securities and Exchange Commission, and other risks detailed from time to time in the company's reports filed or to be filed with the Securities and Exchange Commission. Additionally, the company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

                                FINANCIAL SUMMARY

                         BRISTOL RETAIL SOLUTIONS, INC.

          FOURTH QUARTER AND YEAR-TO-DATE AT DECEMBER 31, 1997 AND 1996

                                            THREE MONTHS ENDED DECEMBER 31,
                                            -------------------------------
                                             1997                    1996
                                             ----                    ----
                                         (Unaudited)              (Unaudited)

Net Revenue                              $6,722,611               $2,076,492

Net Loss                                 (3,564,404)                 (89,941)

Basic and Diluted Net Loss Per Share          (0.64)                   (0.02)

Basic and Diluted Weighted Average
Shares Outstanding                        5,529,140                4,031,882



                                           FISCAL               APRIL 3, 1996
                                         YEAR ENDED                   TO
                                      DECEMBER 31, 1997        DECEMBER 31, 1996
                                      -----------------        -----------------

Net Revenue                             $21,088,487               $4,196,230

Net Loss                                 (4,968,607)                (106,625)

Basic and Diluted Net Loss Per Share          (0.96)                   (0.03)

Basic and Diluted Weighted Average
Shares Outstanding                        5,198,156                3,483,012